UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                                 MPC CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44915D103
                                    ---------
                                 (CUSIP Number)

                                 October 4, 2006
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ]      Rule 13d-1(b)
              [X]      Rule 13d-1(c)
              [ ]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 44915D103                    13G                     Page 2 of 7 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           EagleRock Capital Management, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,451,186*
NUMBER OF             ----- ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED
BY                    ----- ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      1,451,186*
WITH                  ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER


---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,451,186*
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.9% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-------------------                                            -----------------
CUSIP No. 44915D103                    13G                     Page 3 of 7 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Nader Tavakoli
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,451,186*
NUMBER OF             ----- ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED
BY                    ----- ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      1,451,186*
WITH                  ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER


---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,451,186*
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.9% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

                                  SCHEDULE 13G
                                  ------------

This Schedule 13G (the "Schedule 13G") is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company ("EagleRock Capital"), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of Common Stock, no par value (the "Common Stock"), of MPC Corporation, a Colorado corporation (the "Issuer").

Item 1(a)           Name of Issuer:
                    --------------

                    MPC Corporation

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    906 E. Karcher Rd.
                    Nampa, ID 83687

Items 2(a)          Name of Person Filing:
                    ---------------------

                    EagleRock Capital Management, LLC and Nader Tavakoli.

Item 2(b)           Address of Principal Business Office:
                    ------------------------------------

                    24 West 40th St., 10th Floor
                    New York, NY  10018

Item 2(c)           Citizenship:
                    -----------

                    EagleRock Capital is a limited liability company organized under the laws of the state of Delaware. Nader Tavakoli is the Manager of EagleRock Capital and is a United States citizen.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock, no par value

Item 2(e)           CUSIP Number:
                    ------------

                    44915D103

Item 3              Not Applicable

Item 4              Ownership:
                    ---------

                    The percentages used herein are calculated based upon the 13,075,208 shares of Common Stock which the Issuer reported outstanding as of

                    April 30, 2007 on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2007.

                    1. EagleRock Capital Management, LLC
                    (a) Amount beneficially owned: 1,451,186*
                    (b) Percent of class: 9.9%
                    (c)(i) Sole power to vote or direct the vote: 1,451,186*
                    (ii) Shared power to vote or direct the vote: -0-
                    (iii) Sole power to dispose or direct the disposition:
                    1,451,186*
                    (iv) Shared power to dispose or direct the disposition: -0-

                    2. Nader Tavakoli
                    (a) Amount beneficially owned: 1,451,186*
                    (b) Percent of class: 9.9%
                    (c)(i) Sole power to vote or direct the vote: 1,451,186*
                    (ii) Shared power to vote or direct the vote: -0-
                    (iii) Sole power to dispose or direct the disposition:
                    1,451,186*
                    (iv) Shared power to dispose or direct the disposition: -0-

                    * This Schedule 13G relates to warrants and convertible debentures purchased by Nader Tavakoli and EagleRock Capital for the accounts of EagleRock Master Fund, LP ("ERMF"), a Cayman Islands limited partnership, and EagleRock Institutional Partners LP ("ERIP"), a Delaware limited partnership. ERMF holds a warrant to purchase 125,000 shares of Common Stock and a convertible debenture to purchase 333,333 shares of Common Stock for the accounts of EagleRock Capital Partners, L.P., EagleRock Capital Partners (QP), LP, both Delaware limited partnerships, and EagleRock Capital Partners Offshore Fund, Ltd. (together the "Capital Funds"). ERIP holds a warrant to purchase 375,000 shares of Common Stock and a convertible debenture to purchase 1,000,000 shares of Common Stock. EagleRock Capital acts as investment manager to each of the Capital Funds, ERMF and ERIP, and Mr. Tavakoli, as manager of EagleRock Capital, controls the investment decisions of EagleRock Capital. Each of the warrants and the convertible debentures may be currently exercised or converted by the holder.

                    The Shares reported in this Schedule 13G do not include 382,147 of the shares of Common Stock issuable upon exercise of the warrants and conversion of the convertible debentures. The warrants and the convertible debentures contain certain restrictions on their exercise or conversion, including an issuance limitation prohibiting the holder and its affiliates from exercising the warrants or converting the convertible debentures to the extent that such exercise or conversion would result in the beneficial ownership by such holder and its affiliates of more than

                    9.99% of the number of shares outstanding immediately after giving effect to the issuance of shares upon exercise of the warrants or conversion of the convertible debentures (the "Blocker"). If the Blocker were not in place, as of the date hereof, EagleRock Capital and Mr. Tavakoli may be deemed to beneficially own 1,833,333 shares of Common Stock.

                    ERMF, ERIP, EagleRock Capital and Mr. Tavakoli currently hold no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of EagleRock Capital and Mr. Tavakoli may be deemed to beneficially own 1,451,186 shares of Common Stock constituting approximately 9.9% of the Common Stock outstanding. Each of EagleRock Capital and Mr. Tavakoli disclaim beneficial ownership of any of the securities covered by this statement.

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    Not Applicable

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    Not Applicable

Item 8              Identification and Classification of Members
                    --------------------------------------------
                    of the Group:
                    ------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable

Item 10             Certification:
                    -------------

     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit 99.1 Joint Filing Agreement dated July 9, 2007 between EagleRock Capital Management, LLC and Nader Tavakoli.


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 2007

EAGLEROCK CAPITAL MANAGEMENT, LLC


By: /s/ Nader Tavakoli
   ---------------------------------
Name:   Nader Tavakoli
Title:  Managing Member


NADER TAVAKOLI


/s/ Nader Tavakoli
------------------------------------